DIAMEDICA THERAPEUTICS, INC. 301 CARLSON PARKWAY, SUITE 210 MINNEAPOLIS, MN 55305 USA	T 763 496 5454 E INFO@DIAMEDICA.COM W WWW.DIAMEDICA.COM

August 20, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Tyler Howes

Re:	DiaMedica Therapeutics Inc. Registration Statement on Form S-3 Filed August 12, 2025 File No. 333-289542 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DiaMedica Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on August 22, 2025, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Alston & Bird LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Matthew Mamak of Alston & Bird LLP at (212) 210-1256.

Thank you for your assistance in this matter. Should you have any questions, please call Mr. Mamak.

Very truly yours,

/s/ Rick Pauls

Rick Pauls

President and Chief Executive Officer